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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                                (AMENDMENT NO. 8)


                           REGENCY REALTY CORPORATION
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   758939 10 2
                           --------------------------
                                 (CUSIP Number)

                                   ARIEL AMIR
                          SECURITY CAPITAL U.S. REALTY
                                69, ROUTE D'ESCH
                                LUXEMBOURG L-1470
                                 (44-352) 487878
           ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 23, 1998
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
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

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 2 of 9
----------------------------                         --------------------------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Security Capital U.S. Realty
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         BK, OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                     / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg
------------------ ------ ------------------------------------------------------
    Number of        7.   SOLE VOTING POWER
     Shares                    11,720,216 (1)
                   ------ --------------------------------------------- --------
  Beneficially       8.   SHARED VOTING POWER
    Owned By                   0
                   ------ --------------------------------------------- --------
      Each           9.   SOLE DISPOSITIVE POWER
    Reporting                  11,720,216 (1)
                   ------ --------------------------------------------- --------
   Person With      10.   SHARED DISPOSITIVE POWER
                                0
------------------ ------ --------------------------------------------- --------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,720,216 (1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     / /
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.96% (1)

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Regency Realty Corporation, a Florida corporation ("Regency"), has entered into an Agreement and Plan of Merger with Pacific Retail Trust, a Maryland real estate investment trust ("PRT"), dated as of September 23, 1998 pursuant to which PRT will be merged with and into Regency. Security Capital U.S. Realty and Security Capital Holdings S.A. beneficially own 46,985,458.985 shares of common stock, par value $.01 per share, of PRT as of the date hereof which will be converted into the right to receive 22,553,020 shares of common stock, par value $.01 per share, of Regency ("Regency Common Stock") upon completion of the merger. After giving effect to the merger, Security Capital would beneficially own 34,273,236 shares of Regency Common Stock, or 60.1% of the outstanding shares of Regency Common Stock. See Item 4 and the exhibits hereto.

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 3 of 9
----------------------------                         --------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Security Capital Holdings  S.A.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) / /
                                                                 (b) /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         BK, OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                     / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg
------------------ ------ --------------------------------------------- --------
    Number of        7.   SOLE VOTING POWER
     Shares                    11,720,216 (1)
                   ------ --------------------------------------------- --------
  Beneficially       8.   SHARED VOTING POWER
    Owned By                   0
                   ------ --------------------------------------------- --------
      Each           9.   SOLE DISPOSITIVE POWER
    Reporting                  11,720,216 (1)
                   ------ --------------------------------------------- --------
   Person With      10.   SHARED DISPOSITIVE POWER
                                0
------------------ ------ --------------------------------------------- --------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,720,216 (1)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     / /
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          45.96% (1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 4 of 9
----------------------------                         --------------------------

              This Amendment No. 8 (this "Amendment") is being filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY"), and amends the Schedule 13D originally filed on June 21, 1996 (as previously amended, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

              The Schedule 13D is amended as follows:

ITEM 4        PURPOSE OF TRANSACTION

              Item 4 is amended by adding the following to the response thereto:

              Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 23, 1998 between Regency Realty Corporation, a Florida corporation ("Regency"), and Pacific Retail Trust, a Maryland real estate investment trust ("PRT"), and subject to the terms thereof, PRT shall be merged (the "Merger") with and into Regency. In the Merger, (i) each outstanding share of common stock, par value $.01 per share, of PRT ("PRT Common Stock") will be converted into the right to receive 0.48 of a share of common stock, par value $.01 per share ("Regency Common Stock"), (ii) each Series A Cumulative Convertible Redeemable Preferred Share of Beneficial Interest of PRT will be converted into the right to receive 0.48 of a share of Series A Cumulative Convertible Redeemable Preferred Stock of Regency, and (iii) each Series B Cumulative Convertible Redeemable Preferred Share of Beneficial Interest of PRT will be converted into the right to receive 0.48 of a share of Series B Cumulative Convertible Redeemable Preferred Stock of Regency. The Merger is subject to the conditions set forth in the Merger Agreement, including the required approval of the shareholders of Regency and PRT. SC-USREALTY currently beneficially owns 46,985,458.985 shares of PRT Common Stock, or 69.93% of the outstanding shares of PRT Common Stock, and 11,720,216 shares of Regency Common Stock, or 45.96% of the outstanding shares of Regency Common Stock. Upon completion of the Merger, SC-USREALTY will beneficially own 34,273,236 shares of Regency Common Stock, or 60.1% of the outstanding shares of Regency Common Stock.

              In connection with the Merger Agreement, Regency, Security Capital U.S. Realty and Holdings entered into Amendment No. 3 to Stockholders Agreement (the "Stockholders Agreement Amendment"), dated as of September 23, 1998. The Stockholders Agreement Amendment modifies the rights and obligations of the parties thereto by, among other things, (i) increasing the percentage of the outstanding shares of Regency Common Stock that SC-USREALTY may own from 45% to 60%, on a fully diluted basis and in each case subject to certain adjustments;
(ii) changing the number of directors SC-USREALTY may appoint during the standstill period (as described in the Schedule 13D) to the greater of (or, after the standstill period, the lesser of) (a) three (increased from two prior to the effectiveness of the Stockholders Agreement Amendment) or (b) the number of directors proportionate to its ownership (but in no event more than 49% of the board of directors); (iii) expanding the region in which certain of SC-USREALTY's investment activities and certain limitations on Regency's actions are restricted from a defined portion of the United States to all of the United States; and (iv) allowing SC-USREALTY to vote a greater percentage of its shares in its discretion in the event of an Extraordinary Transaction (as defined in the Stockholders Agreement). Certain rights and obligations of the parties (including those summarized above) cease under the Stockholders

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 5 of 9
----------------------------                         --------------------------

Agreement upon the expiration or termination of the standstill period or once SC-USREALTY owns less than 20% or 15% of the outstanding shares of Regency Common Stock, as the case may be; upon the effectiveness of the Stockholders Agreement Amendment, such rights and obligations of the parties will cease upon the expiration or termination of the standstill period or once SC-USREALTY owns less than 15% or 10% of the outstanding shares of Regency Common Stock, respectively. The effectiveness of the Stockholders Agreement Amendment is subject to the consummation of the Merger and the approval of the amendment to Regency's Articles of Incorporation (attached as Exhibit A to the Stockholders Agreement Amendment), except that Section 6(b) of the Stockholders Agreement Amendment (which states that the Merger, the Merger Agreement, the Stockholders Agreement Amendment and the transactions contemplated by the foregoing do not violate the restrictions applicable during the standstill period) became effective upon execution of the Stockholders Agreement Amendment.

              To induce the parties to enter into the Merger Agreement, Security Capital U.S. Realty and Holdings have entered into a Shareholder Voting Agreement (the "Shareholder Voting Agreement") dated as of September 23, 1998 with Regency and PRT which, among other things and subject to the terms and conditions thereof, requires Holdings to vote, or cause the record holder to vote, all of the shares of Regency Common Stock that it beneficially owns or that become beneficially owned by it prior to termination of the Shareholder Voting Agreement (the "Regency Shares") and all of the shares of PRT Common Stock that it beneficially owns or that become beneficially owned by it prior to the termination of the Shareholder Voting Agreement (the "PRT Shares") (i) in favor of the adoption of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) against any alternative transaction to the Merger and (iii) in favor of certain amendments to Regency's Articles of Incorporation, including an amendment that increases the percentage of the outstanding shares of Regency that SC-USREALTY can beneficially own from 45% to 60%, in each case on a fully-diluted basis. The Shareholder Voting Agreement also requires SC-USREALTY not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including any proposal or offer to Regency's or PRT's shareholders) with respect to any alternative transaction to the Merger or engage in any negotiations or discussions concerning, or provide any confidential information or data to, or have any discussions with, any person with respect to any such alternative transaction or otherwise facilitate any effort or attempt to make or implement such alternative transaction.

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 6 of 9
----------------------------                         --------------------------

If either Regency or PRT exercises its rights under Section 5.4 of the Merger Agreement, then SC-USREALTY shall be relieved of its obligations set forth in clause (ii) of the preceding sentence with respect to such specific alternative transaction. The Shareholder Voting Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement.

              Holdings has also entered into a Transfer Restriction Agreement with PRT (the "PRT Transfer Restriction Agreement") dated as of September 23, 1998, pursuant to which Holdings has agreed, subject to the terms and conditions thereof, not to sell, or otherwise dispose of, deposit into a voting trust, enter into a voting agreement, or grant any proxy with respect to, any Regency Shares prior to the earlier of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the close of business on the date of the later to occur of the special meetings of shareholders of Regency and PRT called to consider and vote on the Merger. Holdings has also entered into a Transfer Restriction Agreement with Regency (the "Regency Transfer Restriction Agreement") dated as of September 23, 1998, pursuant to which it has agreed to substantially similar restrictions with respect to the PRT Shares.

              A copy of each of the Merger Agreement, the Stockholders Agreement, the Stockholders Agreement Amendment, the Shareholder Voting Agreement, the Regency Transfer Restriction Agreement and the PRT Transfer Restriction Agreement is attached hereto and is specifically incorporated by reference herein, and the description herein of each such agreement is qualified in its entirety by reference to each such agreement.



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See response to Item 4.

                                  SCHEDULE 13D
----------------------------                         --------------------------
    CUSIP NO. 758939 10 2                                    Page 7 of 9
----------------------------                         --------------------------

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 8.1 Agreement and Plan of Merger dated as of September 23, 1998 between PRT and Regency

Exhibit 8.2 Amendment No. 3 to Stockholders Agreement dated as of September 23, 1998 between Regency, Security Capital U.S. Realty and Holdings

Exhibit 8.3 Shareholder Voting Agreement dated as of September 23, 1998 among Regency, PRT, Security Capital U.S. Realty and Holdings

Exhibit 8.4 Transfer Restriction Agreement dated as of September 23, 1998 between PRT and Holdings

Exhibit 8.5 Transfer Restriction Agreement dated as of September 23, 1998 between Regency and Holdings

                                          --------------------------------------
                                                        Page 8 of 9
                                          --------------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  October 1, 1998



                                            SECURITY CAPITAL U.S. REALTY


                                            By:
                                                 Name:  Ariel Amir
                                                 Title:  Vice President

                                            SECURITY CAPITAL HOLDINGS S.A.



                                            By:
                                                 Name:  Ariel Amir
                                                 Title:  Vice President

                                INDEX OF EXHIBIT

Exhibit 8.1 Agreement and Plan of Merger dated as of September 23, 1998 between PRT and Regency

Exhibit 8.2 Amendment No. 3 to Stockholders Agreement dated as of September 23, 1998 between Regency, Security Capital U.S. Realty and Holdings

Exhibit 8.3 Shareholder Voting Agreement dated as of September 23, 1998 among Regency, PRT, Security Capital U.S. Realty and Holdings

Exhibit 8.4 Transfer Restriction Agreement dated as of September 23, 1998 between PRT and Holdings

Exhibit 8.5 Transfer Restriction Agreement dated as of September 23, 1998 between Regency and Holdings